UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at December 19, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
V6C 2V6

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 19, 2007

Print the name and title of the signing officer under his signature.

---------------------

    Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON UPDATES DRILLING AT G-9 DEPOSIT:
HIGH ZINC & COPPER GRADES NOW EXTEND TO THE NORTH ZONE
7 METRES OF 29% ZINC & 1.5% COPPER IN HOLE 7691

December 19, 2007, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX:FAN; OTCBB: FRLLF) ("Farallon" or the "Company"), is pleased to provide a further update on the core drilling program on the G-9 deposit at the Campo Morado polymetallic (zinc, copper, silver, gold, lead) project in Guerrero State, Mexico. The latest results are all from recent infill drilling in the North zone at G-9. Infill drilling in the North zone is ongoing and is expected to be completed early in the New Year. Drilling has currently been suspended for the Christmas period and will recommence in early January.

The new results are from 15 holes, all of which are from the North zone. Results are included in the Table of Assay Results - G-9 Deposit and hole locations are shown on the G-9 Drill Hole Location Map, both of which are attached. Assays are pending from a further 6 infill holes in the North zone and will be released when received.

Highlights are tabulated below:

Drill Hole Number		From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
7679		547.30	561.70	14.40	14.14	2.88	256	1.70	1.20	14.45
7679	Incl.	554.70	561.70	7.00	6.87	3.55	342	2.52	1.68	22.36
7689		517.90	527.70	9.80	9.79	3.76	220	1.41	1.47	13.36
7690		547.35	551.70	4.35	4.27	2.72	122	1.97	1.58	24.82
7691		518.30	525.30	7.00	6.96	4.64	311	1.49	1.01	29.27

The infill drilling program for the North zone is being conducted to enable a new resource estimate for this zone to be prepared. The Company has retained resource estimation experts from the consulting company Behre Dolbear to provide an opinion on the size, grades and categories of the mineral resources at G-9. An updated estimate on the Southeast zone is expected shortly. An updated estimate for the North zone, based on the tighter drill spacing used in this drill program, is expected by the end of January 2008.

President and CEO Dick Whittington said: "These results are good news as they reaffirm the grade potential of the North zone. While, in general, the grades of the North zone are not as high as those for the Southeast zone, hole 7691 is the highest zinc grade over a significant interval on the G-9 deposit to date. The North zone is a key component of our target mine plans and these intercepts give us confidence that we can successfully infill drill this deposit to measured and indicated status. Our objective is to outline 300 - 500,000 tonnes of measured and indicated resources in this zone to give us added flexibility in any mine plans developed prior to a final production decision.

Once sufficient infill drilling is complete in the North zone in the New Year, we expect to move a drill to the "Abajo" zone - the newly discovered zone north of the San Raphael fault. We continue to be encouraged by the drill results at G-9 and, in the immediate term, will be focusing on adding resources to G-9. In early March, we will expand our exploration efforts by adding a third drill that will focus on untested targets north of G-9, with the goal of advancing our second key corporate objective: finding another G-9-type deposit."

The in-house qualified person for the drilling program and selection of samples for metallurgical testwork at Campo Morado is Daniel Kilby, P.Eng., who has reviewed the contents of this release. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

Farallon is advancing the exploration and pre-development of the G-9 deposit. The Company's 2007 parallel track program has been successful to date. Exploration drilling is expanding the high-grade G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are also taking place with the goal of beginning production in July 2008. The Company's cash position is US$22.4 million held in interest earning current accounts with Scotiabank.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.

  TABLE OF G-9 ASSAY RESULTS - DECEMBER 19 2007

Drill Hole Number		From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
7679		547.30	561.70	14.40	14.14	2.88	256	1.70	1.20	14.45
7679		554.70	561.70	7.00	6.87	3.55	342	2.52	1.68	22.36
7680		409.15	411.05	1.90	1.87	0.06	11	0.53	0.02	6.75
7680		415.00	420.00	5.00	4.92	0.06	6	0.71	0.03	5.80
7681		547.40	551.40	4.00	3.93	1.94	86	0.46	0.89	2.67
7681		558.50	573.65	15.15	14.87	2.28	110	0.59	0.79	2.99
7682		561.70	562.70	1.00	0.98	1.02	79	0.72	0.72	5.88
7684		502.30	505.00	2.70	2.69	1.58	45	0.72	0.34	8.11
7684		520.90	526.00	5.10	5.07	2.36	182	0.95	1.23	3.92
7684		536.25	538.00	1.75	1.74	4.24	347	0.93	1.87	15.27
7684		540.00	543.00	3.00	2.98	2.17	1166	1.86	0.55	1.91
7684		546.00	554.35	8.35	8.30	3.64	286	1.29	1.85	12.51
7684	Incl.	546.00	550.00	4.00	3.98	3.78	393	1.28	2.35	17.13
7685		521.00	524.00	3.00	2.91	1.42	159	0.85	1.41	6.45
7686		523.00	529.15	6.15	6.05	0.28	13	0.46	0.15	4.95
7686		531.00	532.00	1.00	0.98	0.52	21	0.39	0.48	8.88
7686		537.00	540.00	3.00	2.95	2.13	356	1.04	1.98	7.57
7686		552.00	555.00	3.00	2.95	3.15	228	1.68	1.93	12.16
7687		471.00	472.00	1.00	0.87	0.18	33	0.89	0.02	5.58
7688		556.90	560.70	3.80	3.79	1.72	84	0.41	1.10	6.73
7689		501.20	505.60	4.40	4.39	1.51	90	1.42	0.35	12.47
7689		517.90	527.70	9.80	9.79	3.76	220	1.41	1.47	13.36
7689		533.15	536.15	3.00	3.00	1.86	142	1.59	0.63	8.62
7689		538.15	542.15	4.00	3.99	3.78	182	1.28	1.01	8.24
7689		546.10	549.75	3.65	3.64	1.06	52	1.49	0.13	7.69
7690		547.35	551.70	4.35	4.27	2.72	122	1.97	1.58	24.82
7691		513.80	550.95	37.15	36.95	3.12	189	1.16	1.15	11.23
7691	Incl.	518.30	525.30	7.00	6.96	4.64	311	1.49	1.01	29.27
7691		536.30	538.30	2.00	1.99	2.48	140	0.79	0.70	12.93
7691		547.30	550.95	3.65	3.63	2.28	223	2.69	1.22	12.75
No significant intersections in holes 7678, 7683, 7692

San Raphael Fault
North Zone
Abajo Zone
378600 mE
378800 mE
379000 mE
379200 mE
N
2011400 mN
2011200 mN
2011000 mN
690
685
679
681
692
683
688
682
687
689
684
686
691
680
678
Massive Sulphide Thickness
Units: metres
25
10
5
1
Southeast Fault
G9
Southeast Zone
LEGEND
New Drill Hole Results
Drill Hole Previously Announced
Gravity Anomaly
Drill Trace with hole bottom & number

CAMPO MORADO - G9

Drill Hole Location Map